Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

June 4, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Mr. Nicholas P. Panos, Senior Special Counsel

Re:	Dell Inc. (the “Company”) Additional Soliciting Materials filed on Schedule 14A Filed May 10, 2013 File No. 000-17017

Dear Mr. Panos:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on May 23, 2013, relating to soliciting material pursuant to Rule 14a-12 filed by the Icahn Entities with the Commission on May 10, 2013 (the “Materials”). The Icahn Entities note that although the Comment Letter was addressed to Mr. Dennis J. Block at Greenberg Traurig, LLP, it was also emailed by the Staff to Mr. Schaitkin. For future correspondence, please note that Greenberg Traurig does not represent the Icahn Entities in this matter and any correspondence directed to the Icahn Entities should be sent to Mr. Schaitkin and Andrew Langham, Assistant General Counsel, at alangham@sfire.com.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities.

General

1.
We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of certain Dell directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. For example, assertions have been made that the proposed merger is an “absurd bargain” and the merger agreement is a “giveaway agreement.” Dell’s Board also has been alleged to have demonstrated a “methodical sleight of hand.” Please provide us with the factual foundation presumably relied upon in support of these statements. As to matters for which a factual foundation does exist, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

The Icahn Entities respectfully advise the Staff that the Icahn Entities do not view the above quoted statements in comment number one as impugning the character, integrity or personal reputation of certain Dell directors or as charges of illegal, improper or immoral conduct.  Instead, the purpose of these statements was to call into question the professional judgment of the Dell directors in agreeing to approve the Merger Agreement.  The Icahn Entities have conducted a comprehensive financial analysis of Dell that concluded among other things, that based on the Icahn/Southeastern proposal, assuming a shareholder elects the dividend of $12, the total value of Dell shares is conservatively up to $17.35 (assuming only half of the synergies highlighted by BCG in its publicly available report).  Assuming a shareholder elects to roll into the new equity and receive the $12 in equity compensation, the value could be more.  Based on this analysis, as well as a review of Dell’s trading history, the Icahn Entities concluded that the agreed upon merger price fails to adequately value the Company.  For detail of this analysis, please see Exhibit A, “Dell Transaction Analysis”.  Based on this factual foundation, including the fact that the Icahn Entities concluded that the per share value is up to 27.1% higher than the $13.65 per share merger price, the Icahn Entities believe the above-referenced statements are reasonable characterizations of the Board’s decision to approve the Merger Agreement.

2.
Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. In the next filing, please appropriately qualify the statement that Dell may face “litigation risk” if the “going-private transition turns out to be a home run.”

The Icahn Entities respectfully advise the Staff that when making statements similar to those included in the quotations in comment number two in future filings, the Icahn Entities will qualify such statements as opinion or belief and ensure that a reasonable basis for such opinion or belief exists.

3.
Please provide the basis for the statements that the break-up fees are payable to Michael Dell. The proxy statement filed by Dell appears to indicate the fees will be paid to only to Silver Lake parties or their designees whereas Mr. Dell, the other MD Investor or the MSDC Investor are not entitled to receive any portion of the termination fee paid by Dell.

The Icahn Entities respectfully advise the Staff that the Merger Agreement between the Company and the Buyer clearly provides that, if payable, the Company will pay the termination fee to “Parent (or one or more of its designees)”.  Parent is an entity jointly owned by Michael Dell and Silver Lake.  In the Materials, the termination fee is referred to as being payable to Michael Dell and to “his [Michael Dell’s] group.”  The Icahn Entities believe these statements accurately characterize the Company’s obligations to pay the termination fee to Parent, i.e. an entity owned, in part, by Michael Dell.

However, in a 700+ page filing that was made almost two months after the Company filed the Merger Agreement with the Commission, an Interim Investors Agreement was filed with the Commission.  The Interim Investors Agreement, which is only between Michael Dell and the Silver Lake entities, provides that Michael Dell will not receive the termination fee.  Importantly, the Interim Investors Agreement, which the Company is not a party to, also provides that it may be amended or waived by Michael Dell and the Silver Lake entities.

Ultimately, the Company has a contractual obligation to pay the termination fee to an entity owned, in part, by Michael Dell – whether or not Michael Dell actually receives the fee does not change the Company obligation to pay a termination fee to an entity owned, in part, by Michael Dell.

Further, the fact that the termination fee is potentially payable to an entity owned, in part, by Michael Dell, significantly advantages Michael Dell, regardless of whether any such termination fee is ultimately allocable to Michael Dell.  The mere existence of a substantial termination fee payable to Parent creates a structural (and expensive) hurdle for any competing proposal to have to address (and pay), which structurally advantages Michael Dell and the Michael Dell deal.  However, in future filings that involve a discussion of the termination fee, the Icahn Entities will explain how the Interim Investors Agreement addresses the payment of the termination fee.

4.
The participants imply that a termination fee will be payable in the event that a “higher value” proposal is made that Michael Dell and Silver Lake do not match or top. It appears that termination fees will become payable, however, only under certain additional other specific circumstances. Please confirm that future filings will reference all of the contingencies to which termination fees are subject before becoming payable to the extent the participants include reference to them in their communications.

The Icahn Entities respectfully advise the Staff that the Merger Agreement includes a number of different scenarios under which a termination fee is payable – some of which include multiple contingencies, others of which do not.  The Icahn Entities and Southeastern were arguing that their proposal is superior, and in fact, the Board should treat it as a Superior Proposal (as defined in the Merger Agreement). Under Sections 5.3(f) and 7.1(c)(ii) of the Merger Agreement, if the Special Committee agreed that our proposal is a Superior Proposal that they wished to accept, then the Company would be required to pay the termination fee concurrently with termination of the Merger Agreement.

5.
The participants, in making unqualified statements regarding how the Dell board “should do the right thing” and “give shareholders the real choice [to which] they are entitled,” have created the implication that Dell has a legal responsibility to introduce a competing proposal. This impression has been reinforced by the participants’ representation that Dell will be prompted to confront “legal liability” to the extent such competing transaction is not so introduced. In the participants’ next filing, please remove this implication by affirmatively stating Dell will not be in violation of any codified regulatory provision or otherwise fail to fulfill a legal obligation by proceeding to seek approval on the transaction proposed by Dell to the exclusion of others.

The Icahn Entities respectfully advise the Staff that the Icahn Entities do not believe the above-referenced statements imply that Dell has a legal responsibility to introduce a competing proposal.  The purpose of the statement was to indicate to the Board that, even if contractually under the Merger Agreement they do not believe the Icahn/Southeastern proposal is a Superior Proposal, nonetheless, as stewards of the Company on behalf of shareholders, they should provide an opportunity to shareholders to voice their views.  In the Icahn Entities view, in the absence of determining that our proposal is a Superior Proposal, the appropriate way to do this would be to hold an annual meeting concurrently with the special meeting so that the shareholders have a real choice in real time.

6.
The participants make predictions as to potential future market values by making statements such as “the remaining stub will earn between $0.50 and $0.89 in annual near-term pre-tax EPS [resulting in] a fair value at between $1.98 and $5.35…” In the next communication, please provide the factual basis for this predicted valuation. Refer to Note a. of Rule 14a-9 and Exchange Act Release 16833 (May 23, 1980).

The Icahn Entities respectfully advise the Staff that the value of the stub was an “estimate” and not a prediction.  The estimate is based on the results of the financial analysis that the Icahn Entities have conducted and the critical data points of the analysis, as well as applicable assumptions, were included as a footnote to the estimate.  In summary, the analysis assumes 20% of shareholders do not elect cash resulting in 4,422 million outstanding shares on a pro forma basis.  2014 earnings are estimated to range from $2,190 million to $3,940 million which is based on the earnings estimates included in the Company’s preliminary proxy materials, as well as certain adjustments contemplated in connection with the Icahn/Southeastern proposal (and which are further detailed in Exhibit A).  Finally, the chosen multiple range is at the low end of the commonly accepted competitor set for Dell (Asutek, Hewlett Packard and Lenovo) and assumes analyst consensus estimates and common stock trading prices as of May 9, 2013.  Based on these assumptions, the Icahn Entities applied a 4.0x – 6.0x multiple to the EPS number.  As a result of the foregoing analysis, the Icahn Entities believe a factual basis exists for the above-referenced estimates.

7.
The soliciting materials suggest the participants intend to file “documents” with the Commission regarding the proposed acquisition of Dell. Other language in earlier communications, however, suggest that the participants have only “reserved the right” to conduct a “potential” future proxy solicitation. Disclosure in a legend accompanying the participants’ communications seems to indicate that a proxy statement will be forthcoming. Given that Rule 14a-12 was not adopted to serve as an exemption from Regulation 14A, please confirm that the participants intend to furnish a proxy statement to Dell securityholders in connection with Dell’s planned special meeting. Refer to Rule 14a-12(a)(2) and Question I.D.3 of the July 2001 Supplement of the Manual of Publicly Available Telephone Interpretations available on our website.

The Icahn Entities respectfully confirm to the Staff that the Icahn Entities intend to furnish a proxy statement to Dell securityholders in connection with Dell’s special meeting.

Each Icahn Entity acknowledges that:

•	such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

Filed with EDGAR without Exhibits